CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

February 9, 2022

Re:	Crush Capital Inc.
Amendment No. 5 to Offering Statement on Form 1-A
Filed January 12, 2022
File No. 024-11293

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of February 8, 2022 regarding the Offering Statement of Crush Capital Inc. (the “Company” or “Crush Capital”), which we have set out below together with our responses.

Amendment No. 5 to Offering Statement on Form 1-A

Offering Circular

Summary, page 1

1.	We note your amended disclosure in response to comment 1, including that you have added a footnote to describe the circumstances under which investors may not be able to subscribe to issuers’ offerings while watching Going Public. Please amend your disclosure to provide the disclosure included the footnote as disclosure in the paragraph where you state that “[a]s a result, one of the distinguishing features of Going Public compared to other similar types of shows is that viewers will be able to subscribe to invest in the featured issuers while watching the series.” In this regard, investors should be aware that they may be able to subscribe to invest in featured issuers while watching the series, but that there are time and other constraints on their ability to do so.

The Company has revised its disclosure in response to the Staff’s comment. See “Summary” and conforming changes in “The Company’s Business.”

2.	As a related matter, we note your footnote disclosure that “in the case of a firm commitment underwritten offering, although we would expect that the issuer’s subscription platform would be available to accept retail subscriptions as soon as an issuer is qualified, if an underwriter determines to close the offering shortly after qualification, there may be little to no time for retail investors to subscribe to such firm commitment offerings.” Please amend your disclosure to clarify what you mean by the underwriter determining to “close” the offering.

The Company has revised its disclosure in response to the Staff’s comment. See “Summary” and conforming changes in “Risk Factors” and “The Company’s Business.”

General

2.

We note from your public website that you appear to have begun airing episodes of Going Public. Please amend your disclosure throughout the filing to convey that the show has already started airing, rather than that you will air episodes in the future. Please note that we may have additional comments on this amended disclosure and on the “Going Public” website.

The Company has revised its disclosure throughout its Offering Circular in response to the Staff’s comment.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:

Katherine Bagley, Securities and Exchange Commission

Darren Marble, Crush Capital Inc.

Sara Hanks, CrowdCheck Law LLP

Zachary J. Zweihorn, Davis Polk & Wardwell LLP

Richard Ellenbogen, Potomac Law Group